

Mail Stop 3561

January 16, 2007

Mr. Thomas A. Bessant, Jr.
Executive Vice President and Chief Financial Officer
Cash America International, Inc.
1600 West 7th Street
Fort Worth, Texas 76102

      RE: **Cash America International, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2005
               Filed March 2, 2006
               Form 10-Q for Fiscal Quarters Ended March 31, 2006, June 30, 2006
               and September 30, 2006
               Filed April 28, 2006, July 28, 2006 and November 2, 2006
               File No. 333-64804

Dear Mr. Bessant:

      We have reviewed your response letter dated December 12, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Continuing Operations, page 27

1. We reviewed your response to comment 1 from our comment letter dated November 28, 2006. It appears that combined cash advance and check cashing financial and statistical data presented on pages 28 and 29 are non-GAAP financial and statistical measures. Please tell us why the financial and statistical measures are excluded from non-GAAP measures as defined in Item 10(e) of Regulation S-K. Otherwise, in future filings please include a presentation with

equal or greater prominence of the most comparable measures calculated and
presented in accordance with GAAP and disclose why you believe that
presentation of the combined data provides useful information to investors. In
addition, please show us what the GAAP presentation and any other revisions
would look like.

Financial Statements and Supplementary Data, page 46

Consolidated Statements of Cash Flows, page 53

2. We reviewed your response to comment 4 from our comment letter dated
    November 28, 2006. It is unclear to us why net cash retained by discontinued
    operations is deducted from the net increase in cash and cash equivalents to
    reconcile to the ending balance of cash and cash equivalents from continuing
    operations. It is also unclear to us why the amount deducted equals the amount of
    net cash provided by discontinued operations during the periods presented. Please
    explain to us how you determined cash flows from discontinued operations, why
    the deduction amounts are presented and equal cash flows from discontinued
    operations and why you believe your presentation complies with SFAS 95. In
    addition, it is still unclear to us your basis for including the proceeds from the sale
    of discontinued operations in cash flows from investing activities of continuing
    operations. As you choose to separately report cash flows from discontinued
    operations, please explain to us why you believe the proceeds and the related gain
    on sale should not be consistently classified in discontinued operations.

Notes to Consolidated Financial Statements, page 54

Note 3. Acquisitions, page 60

3. We reviewed your response to comment 7 from our comment letter dated
    November 28, 2006. Please refer to paragraph (b)(5) of Rule 11-02 of Regulation
    S-X. We believe that adjustments giving effect to actions taken by management
    or expected to occur after a business combination, including termination of
    employees, represent nonrecurring charges and credits directly attributable to the
    transaction which will be included in income within the 12 months succeeding the
    transaction, and should not be considered in pro forma income. Such
    nonrecurring charges or credits and related tax effects which result directly from
    the transaction should be disclosed separately. Please revise future filings as
    appropriate.

Note 4. Cash Advances, Allowance for Losses and Accruals for Losses on Third-Party Lender-Owned Cash Advances, page 62

4. We considered your response to comment 8 from our comment letter dated November 28, 2006. However, it appears that cash advances originated by third-party lenders, the combined gross portfolio amounts and adjustments to derive cash advances and fees receivable as reflected in your financial statements represent non-GAAP financial measures. Similarly, combined cash advances written and combined cash advance loss provision as a percentage of combined cash advances written appear to represent non-GAAP financial or statistical measures. Please refer to paragraph (2) of Item 10(e) of Regulation S-K. Please tell us why you believe that these measures are excluded from non-GAAP measures that are prohibited by paragraph (1)(ii)(C) of Item 10(e) of Regulation S-K. Otherwise, please revise future filings to remove the non-GAAP measures from the notes to your financial statements.

Note 8. Long-term Debt, page 66

5. We reviewed your response to comment 3 from our comment letter dated November 28, 2006. You state that your borrowings under the bank line of credit consist of tranches with maturities between 7 to 30 days. However, it appears that you classify the outstanding balance under your bank line of credit as long-term debt. With reference to authoritative guidance please tell us why your long-term classification is appropriate. In future filings please disclose the existence of the tranches and the range of maturity dates. Please also disclose why the bank line of credit is classified as a long-term obligation. Refer to paragraph 15 of SFAS 6.

Controls and Procedures, page 80

6. We considered your responses to comments 9, 10 and 11 from our comment letter dated November 28, 2006. Please amend this filing and similarly amend your Form 10-Q for each of the quarters ending March 31, 2006, June 30, 2006 and September 30, 2006 as previously requested.

    As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Branch Chief